UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)1

Security Federal Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

            813903101
(CUSIP Number)

Timothy W. Simmons
Security Federal Corporation
238 Richland Ave., NW
Aiken, South Carolina 29802
                                    (803) 641-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              September 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  9.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813903101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Timothy W. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)9 (b) 9
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 557,373
	8	SHARED VOTING POWER 93,646
	9	SOLE DISPOSITIVE POWER 557,373
	10	SHARED DISPOSITIVE POWER 93,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

 Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock of Security Federal Corporation (ACorporation@ or AIssuer@).  The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

Security Federal Corporation
238 Richland Avenue, West
Aiken, South Carolina 29801

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of Timothy W. Simmons, the Reporting Person.

(b)	Mr. Simmons=s business address is:

238 Richland Avenue, West
Aiken, South Carolina 29801

(c)
Mr. Simmons=s principal occupation is President and Chief Executive Officer of the Corporation and Chief Executive Officer of Security Federal Bank (“Bank”), the Corporation’s financial institution subsidiary.  Mr. Simmons also serves as a member of the Board of Directors of the Corporation and the Bank.

(d)	During the last five years, Mr. Simmons has not been convicted in a criminal proceeding.

(e)
During the past five years, Mr. Simmons has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Simmons to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

(f)	Mr. Simmons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2010, Mr. Simmons purchased 400,000 shares of the Corporation’s common stock, par value $0.01 per share (“Common Stock”), in a private offering at a price of $10.00 per share for a total cost of $4.0 million.

Mr. Simmons is an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  The sale of the Common Stock to Mr. Simmons is exempt from registration under the Securities Act pursuant to the exemption for

 Page 4 of 7 Pages

transactions by an issuer not involving any public offering under Section 4(2) of the Securities Act and Regulation D thereunder.  The 400,000 shares of Common Stock sold to Mr. Simmons have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements.

Mr. Simmons has also purchased or acquired the shares of Common Stock described in this Schedule 13D with personal funds and other sources.  Included in the 557,373 shares of Common Stock Mr. Simmons has sole voting and dispositive power over, are 12,942 shares held in his Individual Retirement Account.

Mr. Simmons also purchased $1.0 million of the Corporation’s 8.0% convertible senior debentures on December 1, 2009.  The debentures are due December 1, 2029 and are convertible into Common Stock of the Corporation, at a conversion rate of 50 shares of common stock for each $1,000 principal amount of debentures (equivalent to a conversion price of $20.00 per share), subject to adjustment in certain events.  The debentures held by Mr. Simmons may be converted into 50,000 shares of Common Stock and these shares are also included in the aggregate amount he owns.

Mr. Simmons is also the beneficial owner of 93,646 shares of the Corporation=s Common Stock held by his spouse, Monte W. Simmons, which includes debentures held by Ms. Simmons that may be converted into 25,000 shares of Common Stock.

Item 4.   Purpose of Transaction

The purchase of the Common Stock by Mr. Simmons on September 29, 2010 was in connection with the Corporation’s proposed participation in the U.S. Department of the Treasury’s (“Treasury”) Community Development Capital Initiative (“CDCI”), which was established under Treasury’s Troubled Asset Relief Program (“TARP”).  On December 19, 2008, the Corporation received $18.0 million from Treasury for the sale of 18,000 shares of the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) pursuant to the TARP Capital Purchase Program.   If the Corporation participates in CDCI, it will: (i) exchange each share of Series A Preferred Stock previously sold to and currently held by Treasury for one share of a newly designated Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”), liquidation preference amount $1,000 per share, of the Corporation and (ii) sell an additional share of Series B Preferred Stock to Treasury for every $1,000 in gross proceeds received from the Corporation’s private offering discussed above.  Because Mr. Simmons purchased $4.0 million in the private offering, the Corporation may receive an additional $4.0 million investment from Treasury pursuant to the CDCI.

Mr. Simmons is presently a Director, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer.  The Reporting Person purchased the Common Stock for investment purposes.  Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may

Page 5 of 7 Pages

alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions.  The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer=s business or corporate structure; (g) changes in the Issuer=s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based on the Corporation=s 2,461,095 shares of outstanding Common Stock as of June 30, 2010.

(a)	Mr. Simmons has beneficial ownership (as defined in Rule 13d-3) of 651,019 shares, or 26.5%, of the Corporation=s Common Stock.

(b)
Mr. Simmons has sole voting and dispositive power with respect to 651,019 shares of Common Stock which includes 50,000 issuable upon the conversion of debentures and 12,942 shares held in his Individual Retirement Account.

Mr. Simmons has shared voting and investment power over 93,646 shares with his spouse including 68,646 shares owned by his wife and 25,000 shares issuable upon the conversion of debentures purchased by Ms. Simmons. Ms. Simmons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Ms. Simmons has not, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Simmons is a United States citizen.

Page 6 of 7 Pages

(c)	For information required by this Item 5(c), reference is made to Item 4 above which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relations with Mr. Simmons and any other person with respect to the securities.

Item 7.    Material to be Filed as Exhibits

None.

 Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

September 29, 2010
Date

/s/Timothy W. Simmons
Signature

Timothy W. Simmons
Name/Title